News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FAVOURABLE FEDERAL COURT RULING RECEIVED REGARDING CHEVIOT PIT AT CARDINAL RIVER OPERATIONS

Federal Court of Canada Dismisses Application

CALGARY, August 19, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today advised that Elk Valley Coal has received the Federal Court of Canada ruling with respect to two applications for judicial review of approvals for the development of the Cheviot pit at its Cardinal River operations. The ruling held that the Department of Fisheries and Oceans (DFO) appropriately exercised its duties with due diligence in its assessment review of the project and dismissed the applications. The applications were filed by the Sierra Legal Defence Fund on behalf of five environmental groups.

The Cheviot project was approved in 2000 following a thorough and lengthy environmental assessment process that spanned eight years. The Federal Court determined that the DFO properly applied regulatory process to the project according to law and that Elk Valley Coal secured all necessary provincial mining and environmental approvals and complied with all regulatory requirements in the development of the project.

Development of the Cheviot project at Cardinal River operations is substantially complete and coal production is underway. Fording anticipates that the full annualized production rate of 2.8 million tonnes per year will be achieved at the mine near the end of 2005.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 19, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca